UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                WORLDSPACE, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    981579105
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Mr. Roger B. Peikin
                      Aletheia Research & Management, Inc.
                       100 Wilshire Boulevard, Suite 1960
                             Santa Monica, CA 90401
                                 (310)-899-0800

                                  June 13, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

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CUSIP No. 981579105                             Page 2 of 5 Pages
--------------------------------------------------------------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Aletheia Research & Management, Inc., IRS No.- 95-4647814
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    11,539,903 shares of Class A Common Stock.
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,539,903 shares of Class A Common Stock.
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,539,903 shares of Class A Common Stock.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

            This statement relates to the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of Worldspace, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 8515 Georgia Avenue, Silver Spring, MD 20910.

Item 2.     Identity and Background.

            (a) This statement is filed by Aletheia Research & Management, Inc., a California corporation, ("Aletheia"), with respect to shares of the Issuer's Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner.

            (b) Aletheia filed an initial Schedule 13D for an event of February 27, 2007 (the "Initial Schedule"). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3.     Source and Amount of Funds or Other Consideration.

            Aletheia  owns  11,539,903  shares of the  Issuer's  Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner. Such managed accounts and partnerships have collectively paid $47,111,282 from their personal funds or working capital for such shares.

Item 5.     Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 39,865,110 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007) directly or indirectly beneficially owned by the Reporting Person is as follows:

                                                         Percentage of
Name                         Number of Shares          Outstanding Shares
----                         ----------------          ------------------
Aletheia                        11,539,903                   28.95%

            (b) Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 11,539,903 shares of the Issuer's Common Stock.

            (c) See Appendix 1 annexed hereto.

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2007

                                        ALETHEIA RESEARCH & MANAGEMENT, INC.

                                            By:   /s/ Roger B. Peikin
                                                  -------------------
                                                  Roger B. Peikin,
                                                  Executive Vice President

                                                                      Appendix 1
                        TRANSACTIONS IN WORLDSPACE, INC.
                                  COMMON STOCK
                       FROM JUNE 4, 2007 TO JUNE 12, 2007
--------------------------------------------------------------------------------

1. Aletheia Insider Index, L.P. and Aletheia Insider Index II, L.P.

     TRADE                           PURCHASE                      TOTAL COST OR
     DATE           NO. OF SHARES    OR SALE           PRICE        SALES PRICE
--------------------------------------------------------------------------------
       06/05/07            34,700  PURCHASE             4.91          170,349.24
       06/06/07            15,000  PURCHASE             5.40           80,962.50

                    -------------                                 --------------

                           49,700                                 $   251,311.74

2. Managed Accounts

     TRADE                           PURCHASE                      TOTAL COST OR
     DATE           NO. OF SHARES    OR SALE           PRICE        SALES PRICE
--------------------------------------------------------------------------------
       06/04/07               292  PURCHASE             4.00            1,168.00
       06/04/07             2,645  PURCHASE             4.19           11,082.55
       06/04/07             3,640  SALE                 4.19           15,251.72
       06/04/07             9,285  SALE                 4.22           39,189.83
       06/04/07                58  SALE                 3.98              230.84
       06/04/07                92  SALE                 3.98              366.40
       06/04/07                24  SALE                 3.98               95.56
       06/04/07                32  SALE                 3.98              127.40
       06/04/07                60  SALE                 3.98              238.92
       06/04/07               865  PURCHASE             4.20            3,633.00
       06/04/07                72  SALE                 3.98              286.74
       06/04/07                72  SALE                 3.98              286.72
       06/04/07                 4  SALE                 3.97               15.88
       06/04/07                42  SALE                 3.98              167.25
       06/04/07               296  SALE                 3.98            1,178.94
       06/04/07               400  PURCHASE             4.18            1,672.00
       06/04/07                40  SALE                 4.17              166.79
       06/04/07                86  SALE                 3.98              342.51
       06/04/07             3,200  PURCHASE             4.24           13,562.88
       06/04/07             5,100  PURCHASE             4.19           21,388.89
       06/04/07             1,250  PURCHASE             4.19            5,236.63
       06/04/07             5,100  PURCHASE             4.18           21,295.20
       06/04/07             2,550  PURCHASE             4.19           10,696.30
       06/04/07             2,315  PURCHASE             4.26            9,861.44
       06/04/07             1,240  PURCHASE             4.20            5,207.50
       06/04/07             2,970  PURCHASE             4.16           12,365.30
       06/04/07               870  PURCHASE             4.17            3,627.90
       06/04/07               843  PURCHASE             4.03            3,397.29
       06/04/07               355  PURCHASE             4.23            1,501.61
       06/04/07               585  PURCHASE             4.22            2,468.70
       06/04/07               255  PURCHASE             4.21            1,073.55
       06/04/07             3,570  PURCHASE             4.20           14,983.00
       06/05/07            25,000  PURCHASE             4.90          122,492.80
       06/05/07             1,800  PURCHASE             4.21            7,582.62
       06/05/07               100  PURCHASE             4.28              427.80
       06/05/07               100  PURCHASE             4.27              427.00

       06/05/07             2,500  PURCHASE             4.28           10,700.00
       06/05/07               100  PURCHASE             4.34              434.00
       06/05/07             4,800  PURCHASE             4.35           20,880.00
       06/05/07            15,000  PURCHASE             4.91           73,717.80
       06/05/07            10,000  PURCHASE             4.91           49,146.80
       06/05/07             3,755  PURCHASE             4.90           18,403.63
       06/05/07            34,580  PURCHASE             4.76          164,714.91
       06/05/07            50,000  PURCHASE             4.91          245,460.00
       06/05/07             8,160  PURCHASE             4.92           40,147.20
       06/05/07             2,720  PURCHASE             4.95           13,453.42
       06/05/07                85  SALE                 4.63              393.54
       06/05/07                15  SALE                 4.63               69.45
       06/05/07                15  SALE                 4.63               69.44
       06/05/07                10  SALE                 4.63               46.28
       06/05/07                15  PURCHASE             4.69               70.35
       06/05/07             1,915  PURCHASE             4.69            8,981.16
       06/05/07                25  SALE                 4.63              115.74
       06/05/07                10  SALE                 4.63               46.29
       06/05/07                20  SALE                 4.88               97.59
       06/05/07             2,110  PURCHASE             4.85           10,233.50
       06/05/07                20  SALE                 4.64               92.79
       06/05/07             1,160  PURCHASE             4.80            5,568.00
       06/05/07             1,790  PURCHASE             4.85            8,689.56
       06/05/07               485  PURCHASE             4.79            2,323.15
       06/05/07               468  PURCHASE             4.78            2,238.72
       06/05/07             2,385  PURCHASE             4.89           11,652.87
       06/05/07               250  PURCHASE             4.65            1,162.48
       06/06/07             9,700  PURCHASE             5.39           52,271.55
       06/06/07            10,000  PURCHASE             5.41           54,079.80
       06/06/07            47,800  PURCHASE             5.20          248,770.32
       06/06/07             9,530  PURCHASE             5.51           52,489.33
       06/06/07             3,675  SALE                 5.30           19,488.16
       06/06/07                50  SALE                 5.41              270.49
       06/06/07                20  SALE                 5.41              108.20
       06/06/07               135  SALE                 5.42              731.69
       06/06/07               110  SALE                 5.45              599.50
       06/06/07                90  PURCHASE             4.97              447.30
       06/06/07               130  SALE                 5.45              708.49
       06/06/07               275  PURCHASE             5.23            1,438.25
       06/06/07               278  PURCHASE             5.25            1,459.50
       06/06/07               655  PURCHASE             5.55            3,635.18
       06/06/07             1,420  SALE                 5.29            7,511.82
       06/06/07             1,255  PURCHASE             5.44            6,827.08
       06/06/07             1,000  PURCHASE             5.10            5,100.10
       06/06/07             1,080  PURCHASE             4.99            5,388.77
       06/06/07             1,580  PURCHASE             4.78            7,556.35
       06/06/07             2,150  PURCHASE             4.73           10,161.12
       06/06/07             1,070  PURCHASE             4.72            5,049.44
       06/06/07             1,110  PURCHASE             4.67            5,184.03
       06/06/07               270  PURCHASE             4.60            1,241.97
       06/06/07               534  PURCHASE             5.37            2,865.92
       06/06/07               230  PURCHASE             5.48            1,260.38
       06/06/07               320  PURCHASE             5.31            1,700.40
       06/06/07               220  PURCHASE             5.33            1,171.94
       06/06/07               185  PURCHASE             5.33              986.03
       06/06/07               190  PURCHASE             5.32            1,010.08
       06/06/07               185  PURCHASE             5.31              982.33
       06/07/07               300  PURCHASE             5.47            1,639.80
       06/07/07               810  PURCHASE             5.45            4,412.88

       06/07/07               300  SALE                 5.55            1,663.57
       06/07/07               200  SALE                 5.53            1,105.48
       06/07/07             1,280  SALE                 5.48            7,009.78
       06/07/07             1,000  SALE                 5.19            5,194.91
       06/07/07                75  SALE                 5.42              406.49
       06/07/07               190  PURCHASE             5.45            1,035.50
       06/07/07               530  PURCHASE             5.44            2,883.14
       06/07/07               320  SALE                 5.42            1,732.96
       06/07/07               195  SALE                 5.40            1,053.00
       06/07/07             3,640  PURCHASE             5.44           19,789.59
       06/07/07             1,820  PURCHASE             5.52           10,046.22
       06/07/07             1,110  PURCHASE             5.42            6,016.20
       06/07/07               609  PURCHASE             5.39            3,280.68
       06/07/07               315  PURCHASE             5.49            1,729.32
       06/07/07               415  SALE                 5.42            2,251.11
       06/07/07               255  PURCHASE             5.46            1,392.27
       06/08/07               715  PURCHASE             5.58            3,993.15
       06/08/07               680  PURCHASE             5.29            3,597.20
       06/08/07               215  SALE                 5.22            1,122.30
       06/08/07                 5  SALE                 5.26               26.30
       06/08/07                 2  SALE                 5.63               11.26
       06/08/07                 3  SALE                 4.94               14.83
       06/08/07                10  SALE                 5.24               52.39
       06/08/07                20  SALE                 5.24              104.79
       06/08/07                25  SALE                 5.24              130.99
       06/08/07               385  PURCHASE             5.28            2,032.76
       06/08/07                25  SALE                 5.22              130.49
       06/08/07               790  PURCHASE             5.41            4,275.48
       06/08/07                10  SALE                 5.27               52.69
       06/08/07               945  PURCHASE             5.24            4,954.36
       06/08/07             1,510  PURCHASE             5.46            8,243.69
       06/08/07             1,760  PURCHASE             5.43            9,557.50
       06/08/07             1,410  PURCHASE             5.35            7,539.27
       06/08/07               185  PURCHASE             5.27              975.04
       06/08/07               185  PURCHASE             5.25              971.23
       06/08/07               810  PURCHASE             5.26            4,261.80
       06/08/07               950  PURCHASE             5.26            4,996.00
       06/11/07             1,910  PURCHASE             5.28           10,084.80
       06/11/07             1,875  PURCHASE             5.27            9,873.19
       06/11/07               300  SALE                 5.22            1,564.52
       06/11/07               220  SALE                 5.23            1,151.27
       06/11/07               200  SALE                 5.15            1,029.18
       06/11/07                25  SALE                 4.99              124.74
       06/11/07                70  SALE                 4.97              347.89
       06/11/07               425  PURCHASE             5.02            2,133.46
       06/11/07                70  SALE                                   351.39
       06/11/07             6,145  SALE                 5.11           31,414.59
       06/11/07                50  SALE                 5.02              250.99
       06/11/07                35  SALE                 5.02              175.69
       06/11/07               366  PURCHASE             5.10            1,865.75
       06/11/07               110  SALE                 5.01              551.10
       06/11/07                60  SALE                 5.17              310.19
       06/11/07               190  PURCHASE             5.18              984.18
       06/11/07               190  PURCHASE             5.07              963.28
       06/11/07               395  PURCHASE             5.03            1,986.81
       06/11/07               620  PURCHASE             5.03            3,116.00
       06/12/07             5,000  PURCHASE             5.23           26,148.50
       06/12/07            26,360  PURCHASE             5.23          137,741.54
       06/12/07            20,100  PURCHASE             4.98          100,009.56

       06/12/07            38,205  PURCHASE             5.17          197,519.85
       06/12/07               200  SALE                 4.76              951.68
       06/12/07               200  SALE                 4.76              952.28
       06/12/07               850  PURCHASE             5.23            4,445.50
       06/12/07                10  PURCHASE             5.30               53.00
       06/12/07             1,050  PURCHASE             5.03            5,281.61
       06/12/07             8,065  PURCHASE             5.20           41,901.71
       06/12/07             1,540  PURCHASE             5.13            7,895.58
       06/12/07             3,030  PURCHASE             5.02           15,210.60
       06/12/07               990  PURCHASE             5.22            5,169.09
       06/12/07             1,010  PURCHASE             5.00            5,045.96
       06/12/07               205  PURCHASE             5.29            1,083.45
       06/12/07               554  PURCHASE             4.95            2,739.80
       06/12/07               595  PURCHASE             5.22            3,105.84
       06/12/07               770  PURCHASE             5.23            4,026.10

                    -------------                                 --------------

                          458,842                                 $    2,279,749